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ESSEX PROPERTY TRUST, INC.
925 East Meadow Drive                   FOR IMMEDIATE RELEASE
Palo Alto, California 94303             For further information, please call:
tel 650 494-3700   fax 650 494-8743     Keith R. Guericke   President & CEO



                         ESSEX PROPERTY TRUST, INC. ADOPTS
                              STOCKHOLDER RIGHTS PLAN


          Palo Alto, California - Essex Property Trust, Inc. (the "Company") (NYSE: "ESS"), announced that its Board of Directors has adopted a Stockholder Rights Plan in which rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $0.0001 per share, of the Company held by stockholders of record as of the close of business on November 21,1998. The Rights Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on November 11, 2008.

          Each Right initially will entitle stockholders to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock (a "Unit") for $99.13. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's outstanding common stock, unless such person is or becomes the beneficial owner of 15% or more of the Company's outstanding common stock and had a contractual right or the approval of the Company's Board of Directors; PROVIDED that such percentage shall not be greater than 19.9%.

          If any person becomes the beneficial owner of 15% or more of the Company's outstanding common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, then each Right not owned by a 15%-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the

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Company's common stock (or, in certain circumstances as determined by the
Board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, after any person has become a 15%-or-more stockholder, if the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle each holder, other than any person who has become a 15%-or-more stockholder, to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

          The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days (subject to extension) after a public announcement that a 15% position in the Company's outstanding common stock has been acquired.

          Details of the Stockholder Rights Plan are outlined in a letter that will be mailed to all stockholders.

          Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated Real Estate Investment Trust (REIT). Self-administered and self-managed, Essex focuses on multifamily properties in targeted West Coast markets, specifically the San Francisco, Seattle, Southern California and Portland metropolitan areas. Currently, Essex has ownership interests in 58 multifamily properties (12,266 units), and has 1,578 units in various stages of development. Additional information can be located on the World Wide Web at www.essexproperties.com.